Delek Resources, Inc.
1224 Washington Avenue
Miami Beach, FL 33139

United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attention:  John Cannarella

Re:         Delek Resources Inc.
Item 4.02 Form 8-K
Filed on December 15, 2006
File No. 0-29791

Dear Mr. Cannarella:

Below are the responses to your comments on December 19, 2006:

Form 8-K/A Filed December 15, 2006

1.
We note your Board of Directors’ conclusion that your annual financial statements for the years ended June 30, 2006 and 2005 should no longer be relied upon. Please also address the interim periods for your fiscal year ended June 30, 2007, 2006 and 2005.

The Company restated its 10-KSB for the years ended June 30, 2005 and 2006.

The only change what would have resulted from restating the 10-QSB’s for the interim periods since September 30, 2004 would be a reclassification from accumulated deficit to additional paid in capital. As this change would not affect the income statement or statement of cash flows for the interim period at has no effect on the comparatives to prior periods. Accordingly, we determined in was not necessary to restate those filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
	By:	/s/ Leonard Sternheim
Leonard Sternheim
CEO